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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

  Includes the free translation of a material event sent by Sociedad Quimica y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on
                                 April 27, 2005

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
           (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F         x                             Form 40-F
                  ----------------                              ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                                             No         x
           ----------------                              ----------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________


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[SQM THE WORLDWIDE BUSINESS FORMULA LOGO]

                                      SQM
                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                Free Translation


                                                        Santiago, April 26, 2005

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449
Santiago

                                                                 Essential Issue

Dear Mr. Superintendent.

         We hereby inform you that on April 25, 2005, Inversiones el Boldo Limitada, owner of more than 10% of SQM's shares, and related to Potash Corporation of Saskatchewan Inc., has requested the Board of Directors of SQM S.A. to call an extraordinary shareholders meeting to resolve about the convenience of eliminating or not Series A and B and their privileges, making the necessary modifications to the Company's By-Laws, and alternatively, if shareholders do not approve such proposal, to modify article 31 of the Company's By-Laws, to incorporate the "related parties" concept used in article 31 Bis of said By-Laws.

         Consequently, during its April 26 session, the Board resolved to call an extraordinary shareholders meeting for Wednesday May 25, 2005, at 10:00 a.m.

         We inform you the above as an essential issue in compliance with articles 9 and 10 of Law Number18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

         We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

         Yours truly,

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                         CONF: /S/ PATRICIO CONTESSE G.
                               ------------------------
                              PATRICIO CONTESSE G.
                             CHIEF EXECUTIVE OFFICER

Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2)  425 2485
Fax: (56 2) 425 2493
www.sqm.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                             Conf: /s/ Ricardo Ramos
                                   -----------------
                                  Ricardo Ramos
                            Chief Financial Officer &
                            Business Development SVP




                              Date: April 27, 2005